NEWS RELEASE

IGT Announces Filing of Annual Report on Form 20-F with the U.S. Securities and Exchange Commission

LONDON – March 18, 2021 – International Game Technology PLC (“IGT”) (NYSE:IGT) today announced, in accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, that its 2020 Annual Report on Form 20-F was filed with the U.S. Securities and Exchange Commission on March 2, 2021. IGT’s 2020 Annual Report on Form 20-F includes the Company’s audited financial statements for the year ended December 31, 2020. A copy of IGT’s 2020 Annual Report on Form 20-F is available in the Investor Relations section of the Company’s website, www.IGT.com and is accessible at www.sec.gov.

IGT will provide to all holders of its securities a hard copy of its 2020 Annual Report on Form 20-F, free of charge, upon request through its website or in writing to International Game Technology PLC, Attn: Corporate Secretary, 66 Seymour Street, Second Floor, London W1H 5BT, United Kingdom.

About IGT
IGT (NYSE:IGT) is the global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Gaming Machines and Lotteries to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 11,000 employees. For more information, please visit www.igt.com.

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Contact:
Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./Canada +1 (401) 392-7452
Francesco Luti, +39 3485475493; for Italian media inquiries
James Hurley, Investor Relations, +1 (401) 392-7190

© 2021 IGT

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